INTERNATIONAL TOWER HILL MINES LTD.

March 31st, 2005



Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-3248

Dear Sirs:

Re: International Tower Hill Mines Ltd. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

INTERNATIONAL TOWER HILL MINES LTD.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
President

4/18

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Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
☎(604) 685-1017
Fax (604) 685-5777

ITH
INTERNATIONAL
TOWER HILL MINES

#507 – 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: (604) 685-1017
Fax: (604) 685-5777

NEWS RELEASE

JOINT VENTURE ON SIWASH MINERAL CLAIMS

March 31st, 2005 – International Tower Hill Mines Ltd. (TSX: ITH, OTC BB: ITHMF) (the "*Company*") is pleased to announce that pursuant to a Mining Venture Agreement dated March 31st, 2005 with Ravencrest Resources Inc. ("*Ravencrest*"), the Company granted the right to Ravencrest to acquire a 50% interest in two claim groups, the Siwash 4 Mineral Claim, consisting of 16 units, and the Siwash 3 Mineral Claim, consisting of 16 units, located in southeastern British Columbia at Siwash Creek, in the Similkameen Mining Division (the "*Property*").

Pursuant to the terms of the Mining Venture Agreement, the Company and Ravencrest will enter into a joint venture to explore the Property. Ravencrest shall be responsible for conducting all exploration and development of the Property.

The Property is the subject of a Technical Report on the Precious and Base Metal potential of the Siwash Creek Property, Similkameen Mining Division, as prepared by APEX Geoscience Ltd., of Edmonton, Alberta, dated November 29, 2004.

In order to earn its 50% interest, Ravencrest must pay to the Company the sum of $25,000 and issue up to 100,000 common shares in the capital stock of Ravencrest at a deemed price of $0.10 per share. Ravencrest is also required to carry out further work on the program based on a work program recommended by APEX Geoscience Ltd. in the sum of $112,500 on or before March 31st, 2006.

Ravencrest is a reporting company in British Columbia. The transaction is non-arm's length as Anton J. Drescher, a director and controlling shareholder of the Company, is a director and controlling shareholder of Ravencrest.

The terms of the Mining Venture Agreement are subject tot the approval of the TSX Venture Exchange.

About International Tower Hill Mines Ltd.
The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company is currently in various exploration stages and has interests in properties in British Columbia (Siwash Silver Leases), Canada.

FOR FURTHER INFORMATION:

International Tower Hill Mines Ltd.
Mr. Anton Drescher, President
Tel: (604) 685-1017
Web site: www.towerhillmines.com

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.